Mail Stop 4561

March 23, 2007

Mr. John C. Pollok
Chief Financial Officer
SCBT Financial Corporation
520 Gervais Street
Columbia, SC 29201

> **Re:**   **SCBT Financial Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 15, 2007**
> **File No. 001-12669**

Dear Mr. Pollok:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your future disclosure in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations

Loan Loss Provision, page 26

1.   We note your disclosure on page 27 that the increase in your net charge-off ratio in 2006 is partially attributable to a 0.04% increase resulting from adding

automated overdraft protection ("AOP") net charge-offs to the allowance for loan losses. Please describe for us your basis, including the specific guidance upon which you relied, for your previous presentation of AOP charge-offs outside of the provision and allowance for loan loss. Quantify the amount of AOP net charge-offs for each of the periods presented. Refer to the February 18, 2005 Joint Guidance on Overdraft Protection Programs available at http://www.fdic.gov/news/news/financial/2005/fil1105.html.

2.   We note your disclosure on page 27 that you had $2.1 million of reserves acquired in business combinations in 2005. Please describe for us the composition of the portfolios acquired and quantify the amount of specifically identified impaired loans as of the acquisition date. Tell us how you considered the applicability of SOP 03-3 with respect to the acquired loans.

Liquidity, page 29

3.   We note that in excess of 95% of your total time deposits mature and/or reprice during 2007. You state that you introduced competitive certificate of deposit products in certain South Carolina markets during 2006 which lead to a significant increase in this product. Please tell us and revise all relevant future filings to include a discussion of your deposit retention plan, impact on liquidity and alternative sources of funding if you are unsuccessful, and the impact on your net interest margin and spreads from either scenario.

                          *   *   *   *
        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

  • the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or me at (202) 551-3492 if you have any questions.

Sincerely,

John P. Nolan
Accounting Branch Chief